Exhibit 99.1

Fortuna provides update on status of disputed royalty at the San Jose Mine

Vancouver, December 1, 2020: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces an update on the status of the legal proceedings related to a disputed royalty on one of its extracting mining concessions at the San Jose Mine, located in Oaxaca, Mexico.

Background

In 2017, the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions at the San Jose Mine, had granted to SGM a royalty of 3% of the billing value of the minerals obtained from the concession. At the date of the Company’s acquisition of the concession, the royalty was not disclosed to the Company and it did not appear on the electronic title register at the Mining Registry although it is listed in the official record books of the concessions of the Mining Registry. The Company obtained advice from external legal counsel which confirmed that there was no legal basis for the creation of the royalty and that it was invalidly created. The Company initiated legal proceedings to uphold its position that no royalty is payable.

Administrative Proceedings

In 2018, the Company initiated administrative proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the grounds that there is no legal basis for the creation of the royalty and that it was invalidly created. The Administrative Proceedings are progressing in accordance with the procedures of the FAC. A decision is expected within the next three to four months.

Amparo Proceedings

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30,000,000 plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020 (refer to Fortuna news release dated January 29, 2020). In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Seventh District Court in Mexico City (“District Court”) to contest and extinguish the cancellation procedure on the grounds that the royalty is not valid, and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution (akin to an injunction), which protects the Company from the cancellation of the concession until a final non-appealable resolution is reached on the legality of DGM’s cancellation procedure (refer to Fortuna news release dated March 5, 2020).

On November 27, 2020, the District Court at first instance found that the Company suffered no harm from the notice of cancellation procedure and dismissed the proceedings (the “Procedural Finding”) without deciding on the merit of the Amparo Proceedings and on the validity of the royalty. The Procedural Finding does not affect the permanent stay of execution, which remains in place. The Company’s Mexican legal advisors are of the view that the decision of the District Court is flawed because the notice of the cancellation procedure related to the payment of a disputed royalty, which is harmful to the Company as the royalty is invalid.

2

The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and appeal the Procedural Finding and file an appeal with the Collegiate Court in Mexico by the deadline of December 14, 2020. A decision of the Collegiate Court is expected during mid-2021. As set out above, the previously obtained stay of execution protects the Company from the cancellation of the concession and remains in place until all avenues of appeal have been exhausted. In the event that the Company does not prevail in the appeal, it may be required to pay the disputed royalty in order to preserve the mining concession.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s Amparo Proceedings and administrative proceedings against the DGM, the outcome of the administrative proceedings against the DGM; the outcome of the Company’s Amparo Proceedings against the DGM to contest the cancellation procedure, the appeal of decisions and judgments made by the Courts, and the potential for the Company to be required to pay the amount claimed to preserve its mining concession in the event that the Company’s Amparo Proceedings to contest the cancellation procedure are unsuccessful, or how the Company would satisfy such payment and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

3

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, that the Company may be unsuccessful in its Amparo Proceedings and may be required to pay the amount of the disputed royalty plus VAT; the duration and effects of COVID-19, and any other pandemics on our operations, production and workforce, and the effects on global economies, governments, courts and society, actual results of production and exploration activities; changes in general economic conditions and financial markets; changes in prices for gold, silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna’s mining and mine development activities; delays in commissioning at Lindero; delays in achieving steady production and commencement of commercial production at Lindero; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding success in its legal and administrative proceedings which is based upon advice from independent law firms, expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.